ST ENERGY TRANSITION I LTD.

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton, HM08 Bermuda

November 30, 2021

VIA EMAIL & EDGAR

Stacie Gorman

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Re:	ST Energy Transition I Ltd. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-261056)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-261056) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on December 2, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Gregg Noel of Skadden, Arps, Slate, Meagher & Flom LLP at +1 650 470 4540 and that such effectiveness also be confirmed in writing.

Very truly yours,

[Signature page follows]

ST Energy Transition I Ltd.

By:	/s/ Gunnar Eliassen
	Name:	Gunnar Eliassen
	Title:	Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Pranav L. Trivedi and Gregg A. Noel

cc:	Kirkland & Ellis International LLP

Christian O. Nagler and Cedric Van den Borren